K&L Gates LLP

State Street Financial Center

One Lincoln Street

Boston, MA 02111

Tel.: (617) 261-3163

Fax.: (617) 261-3175

May 25, 2011

VIA EDGAR

Attn: Brion R. Thompson, Esq.

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Salient MLP & Energy Infrastructure Fund

Registration Statement on Form N-2 (333-172654; 811-22530)

Mr. Thompson:

Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of Salient MLP & Energy Infrastructure Fund (the “Fund”), is Pre-Effective Amendment No. 5 to the Fund’s initial registration statement on Form N-2 first filed with the Securities and Exchange Commission (“Commission”) on March 7, 2011 (the “Registration Statement”). This Pre-Effective Amendment No. 5 contains no material changes from Pre-Effective Amendment No. 1 and includes audited financial statements.

This Pre-Effective Amendment No. 5 is being filed to respond to a comment received from the Commission on May 24, 2011 and to file the Fund and the Underwriters’ Requests for Acceleration. The Pre-Effective Amendment No. 5 transmitted with this letter contains conformed signature pages of the Fund and its wholly-owned subsidiary, the manually executed originals of which are maintained at the offices of the Fund.

Included with Pre-Effective Amendment No. 5, both the underwriters and the Fund formally request acceleration of effectiveness of the Registration Statement to 2:00 p.m. EST on Thursday May 25, 2011.

Questions should be directed to the undersigned at (617) 261-3231 or to Trayne Wheeler at (617) 951-9068.

Sincerely,

/s/  George J. Zornada

George J. Zornada